1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 6, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC and ASML Reach Agreement to Develop Next Generation Lithography

Technologies as an Extension of Long-Term Partnership

Hsinchu, Taiwan, R.O.C. – August 5, 2012 – TSMC today announced it has joined ASML Holding N.V. Customer Co-Investment Program, aimed at accelerating the development and industrialization of key next-generation semiconductor manufacturing technologies, which include extreme ultraviolet (EUV) lithography technology and 450-millimeter lithography tools. The agreement includes an investment amount of €838 million in ASML to acquire a 5% of its equity; and to commit €276 million, spread over 5 years, to ASML’s research and development programs.

“One of the biggest challenges facing IC scaling today is how to effectively control the escalating wafer manufacturing cost,” said Shang-yi Chiang, TSMC’s Executive Vice President and Co-Chief Operating Officer. “We are confident that the additional funding for ASML’s research and development programs will help secure and accelerate EUV development activities, in parallel with the necessary focus on improved performance of existing optical lithography tools and speed up the deployment of new technologies for 450-millimeter wafers. This effort will help the industry control wafer cost, and therefore protect the economic viability of Moore’s Law.”

“We welcome TSMC to our Customer Co-Investment Program announced on July 9, 2012. The objective of the Co-Investment program is to secure and accelerate key lithography technologies. These technologies will benefit the entire industry and are not restricted to our Co-Investment partners,” said Eric Meurice, Chief Executive Officer of ASML.

This agreement to develop key next generation lithography technologies is a natural extension of the long-term partnership between ASML and TSMC. ASML and TSMC collaborated successfully in the development of the 193-nanometer immersion lithography, and hope to help lead the industry again in the development of next generation lithography.

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s managed capacity in 2012 is expected to be about 15 million (8-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFABs™, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China, and its joint venture fab, SSMC. TSMC is the first foundry to provide 28nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail :pdkramer@tsmc.com	Ms. Lijung Chang Project Manager PR Department Tel: 03-563-6688 ext.7125039 Mobile: 886-988-930-037 E-Mail: ljchang@tsmc.com